Confidential Treatment Requested

By Egalet Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Egalet Corporation

600 Lee Road, Suite 100

Wayne, Pennsylvania  19087

Certain portions of this letter for which confidential treatment has been requested pursuant to Rule 83 have been omitted from the version filed via EDGAR. Information that has been omitted in the EDGAR-filed version has been noted in this letter with a placeholder identified by the mark “[***]” and has been delivered to the Securities and Exchange Commission.

VIA EDGAR

October 26, 2017

Irene Paik

Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Egalet Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 13, 2017

File No. 001-36295

Dear Mses. Paik and Yale:

This letter is being submitted on behalf of Egalet Corporation (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter to Robert Radie, President and Chief Executive Officer of the Company, dated September 28, 2017, with respect to the above-referenced filing.

For your convenience, we have set forth below each of the Staff’s comments in italics followed by the Company’s response thereto.

Form 10-K filed March 13, 2017

Item 1. Business SPRIX Nasal Spray, page 4

1.              We note that you state on page F-39 that there is a royalty payable to Recordati S.p.A.  Please expand your disclosure in future filings to discuss the term and the royalty term of the Recordati license agreement assigned to you by Luitpold. If the royalty term is connected to patent expiration, please also discuss the patent expiration dates. In addition, please file the license agreement as an exhibit.  In the alternative, please provide us with an analysis as to why you believe this agreement is not a material contract pursuant to Item 601(b)(10) of Regulation  S-K.

In response to the Staff’s comment, we respectfully provide the following information:

The Company will expand its discussion of SPRIX Nasal Spray in the Business Section of our next Annual Report on Form 10-K to discuss the term and the royalty term of the Recordati license agreement assigned to us by Luitpold, as well as the patent expiration date related thereto, substantially as indicated by the underlined language below.  The Company will include comparable language in subsequent Annual Reports on Form     10-K, to the extent such language, or modified language, remains material and appropriate.  The Company will file the Recordati license agreement as an exhibit to our next Annual Report on Form 10-K and may request confidential treatment for certain terms, including the royalty rate and other terms the disclosure of which could result in competitive harm or otherwise adversely affect the Company’s business.

Under our purchase agreement with Luitpold pursuant to which we acquired certain assets and liabilities associated with SPRIX Nasal Spray, we were assigned an exclusive license with Recordati Ireland Ltd. (“Recordati”) for intranasal formulations of ketorolac tromethamine (the “Licensed Product”), the active ingredient in SPRIX Nasal Spray.  We are required to pay a fixed, single-digit royalty to Recordati on net sales of the Licensed Product.  The exclusive term of the license agreement expires, on a country-by-country basis, on the later of the final expiration of any patent right in such country that contains a valid claim covering the Licensed Product, or ten years from the date of the first commercial sale of the Licensed Product in such country, and thereafter the Company will retain a non-exclusive, perpetual license in such country. In addition, during the exclusivity period with respect to the United States, Canada and Latin America, the royalty payable to Recordati is decreased if no patent containing a valid claim is in force in the country at the time of sale.  SPRIX Nasal Spray is currently sold in the United States and is covered by a patent that expires in December 2018 and the first commercial sale of SPRIX Nasal Spray in the United States occurred in May 2011.

OXAYDO, page 5

2.              We note your reference on page 5 to your tiered royalty payments to Acura ranging from mid-single digits to double-digits based on sales thresholds.  In future filings, please revise your description of the royalties payable to Acura to provide a royalty range that does not exceed ten percent (e.g. “single digits,” “10%-20%”).  In addition, in future filings, please expand your disclosure to discuss termination provisions, and since the royalty term is connected to patent expiration, also disclose the patent expiration dates.

In response to the Staff’s comment, we respectfully provide the following information:

The Company will modify its discussion of OXAYDO in the Business Section of our next Annual Report on Form 10-K to revise our description of the royalties payable to Acura and to discuss termination provisions in the Acura license agreement, as well as the patent expiration dates related thereto, substantially as indicated by the underlined language below.  The Company will include comparable language in subsequent Annual Reports on Form 10-K, to the extent such language, or modified language, remains material and appropriate.

Acura is entitled to a tiered royalty percentage based on sales thresholds.  Based on our current net sales, the royalty percentage payable to Acura is in the mid-single digits; however, the percentage may increase in future years in the event we achieve the higher sales thresholds set forth in the agreement.  Our royalty payment obligations commenced on the first commercial sale of OXAYDO and expire, on a country-by-country basis, upon the expiration of the last to expire valid patent claim covering OXAYDO in such country (or if there are no patent claims in such country, then upon the expiration of the last valid claim in the U.S.).  Royalties will be reduced upon the entry of generic equivalents, as well for payments we are required to make to acquire intellectual property rights to commercialize OXAYDO, with an aggregate minimum floor. The term of the Acura license agreement expires, in its entirety, upon the final expiration of any such patent claim in any country. OXAYDO is currently sold in the United States and is covered by six U.S. patents that expire on between 2023 and 2025. Patents covering OXAYDO in foreign jurisdictions expire in 2024.  Either we or Acura may terminate the license agreement for certain customary reasons, including cause, insolvency or patent challenge.  We may terminate the license agreement upon 90 days prior written notice.

Rule 83 Confidential Treatment Requested by Egalet Corporation

[***]

Intellectual Property, page 10

3.              In future filings, please revise your disclosure about your patent portfolio to provide the following information:

•                  clarify the number of U.S. and foreign patents and patent applications covering each of your material products, product candidates, and Guardian Technology platform;

•                  with respect to OXAYDO and ARYMO ER, the type of patent protection you have, such as composition of matter, use, or process;

•                  whether there are any material contested proceedings and/or third party claims against your patents; and

•                  for any material patents that have upcoming expiration dates, such as the patent related to the SPRIX nasal spray that expires in 2018, please also discuss whether you expect such expiration will have a material impact on your business (including revenue losses) and your strategy in response to the patent expiration.

In response to the Staff’s comment, we respectfully provide the following information:

The Company will revise its discussion of patents in the Intellectual Property section of our next Annual Report on Form 10-K to clarify the number of U.S. and foreign patents and patent applications covering each of our material products, product candidates and Guardian Technology platform, the type of patent protection we have covering OXAYDO and ARYMO ER, whether there are any material contested proceedings and/or third party claims against our patents and whether the upcoming expiration of patents will have a material impact on our business and our strategy in response to the patent protection, substantially as indicated by the underlined language below.  The Company will include comparable language in subsequent Annual Reports on Form 10-K, to the extent such language, or modified language, remains material and appropriate.

We regard the protection of patents, designs, trademarks and other proprietary rights that we own as critical to our success and competitive position. As of September 30, 2017, we owned 20 issued patents within the United States, and an additional 59 issued foreign patents covering our products, product candidates or technology platform. The term of our overall domestic and foreign patent portfolio related to ARYMO ER, Egalet-002 and our Guardian Technology platform, excluding possible patent extensions, extends to various dates between 2022 and 2033, if pending patent applications in each of our patent families issue as patents.

Two of our U.S. patents relate to ARYMO ER. Both of the ARYMO ER patents relate to composition of matter and method of use.

Ten of our U.S. and 38 of our foreign patents relate to Egalet-002 and eight of our U.S. and 21 of our foreign patents relate to our Guardian Technology.

We license seven U.S. patents and five foreign patents from Acura Pharmaceuticals, all of which cover Acura’s Aversion Technology and relate to the composition of matter.  Six of the seven U.S. patents are Orange Book listed patents that cover OXAYDO.  These patents expire between 2023 and 2025. In addition, we license one U.S. and five foreign patent applications relating to OXAYDO and Acura’s Aversion Technology, all of which relate to the composition of matter.

In addition, we acquired two U.S. patents that expire in 2029 and two pending U.S. patent applications, directed to processes of manufacture, devices, and compositions, related to SPRIX Nasal Spray. We also have an exclusive license to a U.S. patent listed in the Orange Book covering SPRIX Nasal Spray from Recordati that expires in December 2018.  We are aware that there is the possibility of generic entrants and if those generic products were to come to market, there could be a material impact on our revenues.  We are exploring ways to extend the patent life of SPRIX to address this issue.

As of September 30, 2017, we owned seven pending patent applications under active prosecution in the United States, and an additional 11 pending foreign patent applications covering our products, product candidates and technology platform. We have one pending patent application in the United States and two pending foreign patent applications relating to ARYMO ER. In addition, five U.S. and four foreign patent applications relate to Egalet-002 and one U.S. and five foreign patent applications relate to our Guardian Technology.  The types of protection that may be afforded by any patents that may issue from these applications include, but are not limited to, composition of matter, process of manufacturing or method of use. Our issued patents provide protection in the United States, Canada and Europe.  We have applied for patents in the United States, Canada and Europe.

There currently are no material contested proceedings and/or third-party claims against our patents.

Please do not hesitate to call the undersigned at (610) 833-4200 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Sincerely,

/s/ Robert Radie

By: Robert Radie
Title: President and Chief Executive Officer